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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
                               (Amendment No. 1)
                                (Rule 14D-101)

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

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                        WESLEY JESSEN VISIONCARE, INC.
                           (Name of Subject Company)

                        WESLEY JESSEN VISIONCARE, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                   951018100
                     (CUSIP Number of Class of Securities)

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                               EDWARD J. KELLEY
                            CHIEF FINANCIAL OFFICER
                        WESLEY JESSEN VISIONCARE, INC.
                            333 EAST HOWARD AVENUE
                          DES PLAINES, IL 60018-5903
                           TELEPHONE: (847) 294-3000

(Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                With a Copy to:

                             Roger S. Aaron, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                                (212) 735-3000

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   Wesley Jessen VisionCare, Inc., a Delaware corporation ("Wesley Jessen"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9 initially filed with the Securities and Exchange Commission on April 10, 2000 (the "Schedule 14D-9"), relating to the tender offer by Dylan Acquisition Inc., a New York corporation ("Purchaser") and a wholly owned subsidiary of Bausch & Lomb Incorporated, a New York corporation, a New York corporation ("Bausch & Lomb"), to purchase all of the issued and outstanding common stock, par value $0.01 per share, of Wesley Jessen, including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of November 16, 1999, as amended by Amendment no. 1 to Rights Agreement, dated March 20, 2000, between Wesley Jessen and American Stock Transfer & Trust Company, as Rights Agent.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Items 7(a) and (b) are hereby amended and restated in their entirety as follows:

     (a) Except as indicated in Items 3 and 4 above, or in paragraph (d) below, no negotiations are being undertaken or are underway by Wesley Jessen in response to the Bausch & Lomb Offer which relate to a tender offer or other acquisition of Wesley Jessen's securities by Wesley Jessen, any subsidiary of Wesley Jessen or any other person.

     (b) Except as indicated in Items 3 and 4 above, or in paragraph (d) below, no negotiations are being undertaken or are underway by Wesley Jessen in response to the Bausch & Lomb Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Wesley Jessen or any subsidiary of Wesley Jessen, (ii) a purchase, sale or transfer of a material amount of assets by Wesley Jessen or any subsidiary of Wesley Jessen, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Wesley Jessen.

   A new paragraph (d) is hereby added to Item 7 as follows:

     (d) With the consent of Ocular, Wesley Jessen has commenced preliminary discussions with a third party concerning a possible transaction involving Wesley Jessen. In this connection, the Wesley Jessen Board has adopted a resolution stating that disclosure of the possible terms of or the parties to any such transaction with a third party would jeopardize continuation of such discussions and, accordingly, has instructed Wesley Jessen management not to make any such disclosures unless and until an agreement, arrangement or understanding with such third party has been reached which requires disclosure.

Item 9. Exhibits.

   The safe harbor provisions for forward looking statements under the Private Securities Litigation Reform Act of 1995 are not applicable to the communications contained in the attached press release to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communications to the extent that they constitute soliciting materials.

   Item 9 is hereby amended and supplemented as follows:


     Exhibit
       No.   Description
     ------- -----------
             Press release issued by Wesley Jessen VisionCare, Inc. on April
       10.   24, 2000.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     /s/ Kevin J. Ryan
                                          By: _________________________________
                                                       Kevin J. Ryan
                                               Chairman and Chief Executive
                                                          Officer

Dated: April 24, 2000

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